Filed pursuant to Rule 424(b)(2)
Registration No. 333-138143

PROSPECTUS

$500,000,000

7.50% Senior Notes due 2014

We will pay interest on the notes on May 15 and November 15 of each year, beginning on May 15, 2007. The notes will mature on November 15, 2014. At any time on or after November 15, 2010, we may redeem some or all of the notes at fixed redemption prices. In addition, prior to November 15, 2009, we may redeem up to 35% of the notes with the proceeds of certain equity offerings.

If we experience certain change of control events, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

The notes will be our general unsecured obligations and will be equal in right of payment to all of our other existing and future senior unsecured indebtedness and senior in right of payment to all of our future subordinated indebtedness. In addition, the notes will be effectively subordinated in right of payment to all of our subsidiaries’ obligations and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per Note	Total
Public offering price	100.00%	$500,000,000
Underwriting discount	2.20%	$11,000,000
Proceeds, before expenses, to SUPERVALU	97.80%	$489,000,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about October 31, 2006.

Joint Book-Running Managers

Merrill Lynch & Co.

Banc of America Securities LLC

Credit Suisse

Citigroup
The Williams Capital Group, L.P.

The date of this prospectus is October 24, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference are accurate only as of the date of this prospectus or the respective document incorporated by reference, as the case may be. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. These statements may be made directly in this prospectus or may be incorporated into this prospectus by reference to other documents.

Any statements regarding the outlook for our businesses and their respective markets, such as projections of future performance, statements of our plans and objectives, forecasts of market trends and other matters, are forward-looking statements based on our assumptions and beliefs. Such statements may be identified by such words or phrases as “will likely result,” “are expected to,” “will continue,” “outlook,” “will benefit,” “is anticipated,” “estimate,” “project,” “management believes” or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such statements and no assurance can be given that the results in any forward-looking statement will be achieved. These statements are protected by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any obligation to subsequently revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events.

i

Certain factors could cause our future results to differ materially from those expressed or implied in any forward-looking statements contained in this prospectus. These factors include the factors discussed under the heading “Risk Factors,” the factors discussed below and any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statements. Since it not possible to foresee all such factors, these factors should not be considered as complete or exhaustive.

Economic and Industry Conditions

•	Adverse changes in economic conditions that affect consumer spending or buying habits.

•	Food and drug price inflation or deflation.

•	Increases in energy costs and commodity prices, which could impact consumer spending and buying habits and the cost of doing business.

•	The availability of favorable credit and trade terms.

•	Softness in national and local economies.

•	Changes in interest rates.

Competitive Practices

•	Competition from other food and/or drug retail chains, supercenters, non-traditional competitors and emerging alternative formats in our retail markets.

•	The impact of consolidation in the retail food and drug and supply chain services industries.

•	Declines in the retail sales activity of our supply chain services customers due to competition or increased self-distribution.

•	Changes in demographics or consumer preferences that affect consumer spending habits.

Security and Food Safety

•	Business disruptions or losses resulting from wartime activities, acts or threats of terror, or other criminal activity directed at the grocery industry, the transportation industry, or computer or communications systems.

•	Other events that give rise to actual or potential food contamination, drug contamination or food-borne illness.

Labor Relations and Employee Benefit Costs

•	Potential work disruptions resulting from labor disputes.

•	Increased operating costs resulting from rising employee benefit costs or pension funding obligations.

•	The ability to hire, train or retain employees.

Expansion and Acquisitions

•	Our ability to successfully combine our operations with acquired businesses, to achieve expected synergies and to minimize the diversion of management’s attention and resources.

•	The adequacy of our capital resources for future acquisitions, the expansion of existing operations or improvements to facilities.

ii

•	Our ability to locate suitable store or distribution center sites, negotiate acceptable purchase or lease terms, and build or expand facilities in a manner that achieves appropriate returns on our capital investment.

•	Our ability to make acquisitions at acceptable rates of return, assimilate acquired operations and integrate the personnel of acquired businesses.

Liquidity

•	Additional funding requirements to meet anticipated capital needs.

•	The impact of acquisitions, including our recent acquisition of the core business of Albertson’s, Inc., on our level of indebtedness, debt ratings, costs and future financial flexibility.

Legal and Administrative Proceedings, Regulatory and Accounting Matters

•	Unfavorable outcomes in litigation, governmental or administrative proceedings, or other disputes.

•	Changes in applicable laws and regulations that impose additional requirements or restrictions on the operation of our businesses.

•	The ability to timely obtain permits, comply with government regulations or make capital expenditures required to maintain compliance with government regulations.

•	Changes in accounting standards that impact our financial statements.

Operating Conditions

•	Changes in our business plans, operations, results and prospects.

•	Potential delays in the development, construction or start-up of planned projects.

•	Difficulties in developing, maintaining or upgrading information technology systems.

•	The outcome of negotiations with partners, governments, suppliers, unions or customers.

•	Property damage or business disruption resulting from severe weather conditions or natural disasters that affect us, our customers or suppliers.

iii

SUMMARY

This summary represents highlights of information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and notes to those financial statements, which are incorporated by reference, and other information appearing elsewhere or incorporated by reference in this prospectus.

SUPERVALU INC.

We are one of the largest companies in the United States grocery channel and the third-largest grocery retailer in the nation by sales. We operate in two segments, retail food and supply chain services, which includes food distribution and related logistics support services. We hold leading market share positions across the United States, with 2,504 retail food locations that provided approximately 80% of our net sales for the second fiscal quarter ended September 9, 2006. Through our supply chain services, we supply more than 5,000 grocery retail endpoints across the country.

As of September 9, 2006, we conducted our retail food operations through approximately 928 combination stores (defined as food and drug), 406 food stores and 1,170 limited assortment food stores, including 867 licensed limited assortment food stores and 118 fuel centers. We provide supply chain services and related logistics support services across the United States retail grocery channel. As of September 9, 2006, we served as the primary grocery supplier to approximately 2,200 retail food stores in 48 states, in addition to our own regional banner store network, and as a secondary supplier to approximately 400 stores. Our supply chain activities are supported by 35 major company-operated distribution centers, located throughout the United States.

Acquisition of Albertsons

On June 2, 2006, we acquired the core retail grocery operations of Albertson’s Inc., or Albertsons, adding approximately 1,125 stores to our retail footprint, which we refer to as the acquisition. Acquired stores operate under the banners of Acme Markets, Bristol Farms, Jewel-Osco, Shaw’s Supermarkets, Star Market and Albertsons in the Intermountain, Northwest and Southern California regions, and the related in-store pharmacies operate under the Osco and Sav-On banners. We also acquired 10 distribution centers, certain regional offices and certain corporate offices in Boise, Idaho, Glendale, Arizona and Salt Lake City, Utah. We believe the acquisition of Albertsons’ core operations was a unique strategic opportunity to acquire those assets of Albertsons that we viewed as the most attractive and profitable. In addition, the acquired stores give us a strong market presence in many key urban markets with little overlap with our legacy business. In connection with the acquisition, we issued 68.5 million shares of common stock, assumed approximately $6.1 billion of debt, incurred approximately $2.0 billion of new debt and paid $0.7 billion of cash on hand. As a result of the acquisition, we expect annualized revenues of approximately $37 to $38 billion for fiscal year 2007. The acquisition has significantly changed the mix of our segment revenues and operating results.

Retail Food Operations

Our principal retail food formats include combination stores, food stores and limited assortment food stores. This multi-format approach enables us to operate in a variety of markets under widely differing competitive circumstances.

Combination and Food Stores.    Our combination stores and food stores hold leading market positions in their principal markets. These formats offer traditional dry grocery and fresh food departments and a variety of specialty departments that may include floral, seafood, expanded health and beauty care, video rental, cosmetics, delicatessen, bakery, photo finishing and liquor. Combination stores include a traditional food store with a pharmacy. Many stores also have an in-store bank. Our combination and food stores operate under the Albertsons, Acme Markets, biggs, Cub Foods, Farm Fresh, Hornbacher’s, Jewel, Jewel-Osco, Scott’s, Shaw’s Supermarkets, Shoppers Food & Pharmacy and Star Market banners.

Limited Assortment Food Stores.    We operate limited assortment food stores primarily under the Save-A-Lot banner. Save-A-Lot food stores typically are approximately 15,000 square feet in size, and stock approximately 1,400 high volume food items generally in a single size for each product sold, as well as a limited offering of general merchandise items. At a Save-A-Lot store, the majority of the food products offered for sale are custom branded products. The specifications for the Save-A-Lot custom branded product emphasize quality and characteristics that we believe are comparable to national brands.

Supply Chain Services

We are the largest public company food wholesaler in the nation. We provide supply chain services, including distribution and related logistics and support services to retailers for food and non-food products. Our distribution customers include single and multiple grocery store independent operators, regional and national chains, mass merchants and the military. Our customers are located across the United States, and operate stores ranging in size from small convenience stores to 200,000 square foot supercenters. We also offer third party logistics solutions through our subsidiary, Total Logistics, Inc., which we acquired in February 2005. These operations provide customers with a suite of logistics services, including warehouse management, transportation, procurement, contract manufacturing and logistics engineering and management services.

Products Supplied.    We offer and supply our distribution customers with a wide variety and selection of food and non-food products, including groceries, meats, dairy products, frozen foods, deli, bakery, fresh fruits and vegetables, health and beauty aids, general merchandise, seasonal items and tobacco products. These products include national and regional brands, our own lines of private label products and the private label products of our independent customers. We have no significant long-term purchase obligations and consider that we have adequate and alternative sources of supply for most of our purchased products. We supply private label merchandise over a broad range of products in the majority of departments in the store. These products are produced to our specifications by many suppliers.

Logistics Network.    We have established a network of 35 strategically located distribution centers utilizing a multi-tiered logistics system. The network includes facilities that carry slow turn or fast turn groceries, perishables, general merchandise and health and beauty care products. We believe that our multi-tiered distribution network increases buying scale, improves operating efficiencies and lowers costs of operations.

Competitive Strengths

Scale Advantages.    We are the third-largest grocery retailer and the largest public company food wholesaler in the United States based on sales. Our food retail network includes over 2,500 stores and reaches coast-to-coast across the United States. We believe this significant scale and market presence will allow us to enjoy certain advantages over many of our competitors, including, among others, advantageous merchandise costs and procurement, sophisticated management information systems, broader marketing and overhead leverage, geographically diversified operations and the sharing of best practices.

Diversity of Retail Formats.    Our food retail locations are generally categorized under three broad operating formats: combination stores, food stores and limited assortment food stores. More specifically, our retail portfolio includes a diverse mix of well-known regional traditional/full service supermarkets, extreme value stores, price impact stores, natural/organic markets, in-store pharmacies, high-end gourmet markets and fuel/convenience stores. We believe our multi-format approach is a significant competitive strength that positions us to capitalize on serving the increasingly diverse needs and wants of food retail consumers in the United States.

Leading Retail Market Positions.    As the third-largest grocery retailer in the country, we enjoy leading positions in our markets, with approximately 73% of our retail food sales coming from markets in which we hold the number one or number two position. Our real estate strategy has been to build or acquire stores in prime, high-traffic locations in large, growing urban markets. Following this strategy, we have developed leading positions in markets such as Chicago, Philadelphia, Boston/New England, Minneapolis/St. Paul, St. Louis, Virginia Beach/Norfolk, Washington D.C./Baltimore, Las Vegas and Southern California.

Leading Supply Chain Services Business.    With 35 strategically located distribution centers throughout the United States, we operate a national supply chain network serving more than 5,000 retail end points, including our own regional store banner network. Our leading supply chain capabilities, related logistics support services and buying power provide us and our many distribution customers with meaningful procurement and operating efficiencies.

Experienced Management Team.    We have a strong management team with extensive experience in food retailing and supply chain services. Our Chief Executive Officer, Jeffrey Noddle, has served us since 1976 and held the titles of Chairman, Chief Executive Officer, Chief Operating Officer and Chief Operating Officer of our Distribution Food Companies, among others, during his career. Under his leadership, our management team has upgraded merchandising programs, implemented numerous strategic and operating initiatives, and introduced new technology and managerial practices. The recent acquisition further increased the depth and breadth of our senior management team with key additions to our merchandising and marketing, regional retail management and other efforts. We believe our management team’s valuable experience will enable us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer needs and build strong business relationships in the future.

Business Strategy

Our near-term business strategy consists of the following key elements designed to strengthen our position as one of the largest companies in the United States grocery channel:

Realize Benefits from Our Acquisition.    Our management team has developed and begun to implement a detailed strategy to efficiently integrate the Albertsons operations acquired in June 2006. We expect to realize total synergies of $150 to $175 million by the end of the third full year following the acquisition, including those from:

•	Retail leverage and efficiencies (leveraging our combined scale, procurement power, best practices and private label expertise);

•	Corporate synergies (consolidation of functions and elimination of redundancies); and

•	Supply chain optimization (leveraging our logistics infrastructure).

In addition, we believe the expanded national presence and leading market positions obtained through the acquisition present further opportunities for us to grow our business.

Drive Growth through Our Focused Capital Spend.    During fiscal year 2007, we intend to invest approximately $950 million on capital projects, including $140 million in capital leases. For the full year, we anticipate opening 35 to 40 combination or food stores and 50 to 75 limited assortment stores, including licensed stores. We have also remodeled approximately 80 stores over the same period. These capital projects include store development activities by Albertsons prior to the acquisition. Remodel efforts are largely focused on improving the in-store experience of acquired Albertsons operations, and include plans to add pharmacies, fuel centers, square footage and/or expanded perishable, organic and deli departments to select locations. As of our most recent quarter ended September 9, 2006, we have added 37 new stores and completed 18 remodels. Recent store opening and remodel milestones included the use of the Lucky banner in Southern California and Nevada, Save-a-Lot’s entry into the Pacific Northwest, two Sunflower Market locations and Bristol Farms’ entrance into the San Francisco area.

Enhance Our Store Level Execution to Improve Sales and Operating Efficiency.    We believe improved store level execution drives same-store sales gains and operating efficiencies. As a result, we have recently begun to implement a series of merchandising programs at individual stores across our retail network designed to emphasize everyday excellence in customer service and in-store experience, expanded product offerings with improved in-stock positions, and attractive store conditions. In addition, we have recently rolled out an initiative which empowers local store management to undertake actions to improve daily execution at the store level as they are best positioned to address local market needs.

Effectively Use Our Free Cash Flow.    A key component of our strategy is to maximize the return on investment generated by the use of the free cash flow our business generates. We expect to use free cash flow to make investments in our business, service our debt maturities and pay dividends.

Create a Common Company Culture to Minimize Integration Risk.    Our employees are our most valuable assets. We are in the process of creating a new company culture to minimize integration risk. Surveys across our associates revealed cultural commonalities and differences. Our goal in communicating to our employees is to ensure that all of our associates have a clear understanding of our process for building the company going forward and of our shared goals.

Risk Factors

Among the challenges we face, and the risks inherent in investing in the notes, are competition from other food and/or drug retail chains, supercenters, non-traditional competitors and emerging alternative formats in our retail markets. We also face potential adverse changes in economic conditions that could affect consumer spending or buying habits, including possible food and drug inflation or deflation. In addition, we may experience disruptions of our operations from food or drug contamination, food-borne illnesses or labor disputes. We may not be able to realize the synergies, business opportunities and growth prospects that we anticipate in connection with the acquisition of Albertsons.

Recent Developments

On October 23, 2006 we commenced an offer to purchase for cash all outstanding 7.25% Hybrid Income Term Security Units in the form of corporate units of our wholly owned subsidiary, New Albertson’s, Inc., which we refer to as New Albertsons. If all 45,970,800 outstanding corporate units are validly tendered, not validly withdrawn and accepted by us for purchase, we will pay an aggregate of approximately $1.16 billion in cash to tendering holders. We intend to fund our purchase of the corporate units from the net proceeds of this offering and from borrowings from under our senior secured credit facilities. The offer to purchase corporate units is scheduled to expire on November 20, 2006 and is conditioned, among other things, upon the issuance, on or prior to the expiration date of the offer, of a minimum of $500 million aggregate principal amount of notes through this offering. We cannot assure you that the offer to purchase corporate units will be consummated in accordance with its terms, or at all, or that a significant number of corporate units will be retired and cancelled pursuant to the offer. This offering is not conditioned upon the successful consummation of the offer to purchase corporate units. For a discussion of the terms of the corporate units, see “Description of Other Indebtedness” and the notes to the financial statements incorporated by reference in this prospectus.

Other Information

We are a Delaware corporation, organized in 1925 as the successor to two wholesale grocery firms established in the 1870s. As of September 9, 2006, we had approximately 200,000 employees. Our principal executive offices are located at 11840 Valley View Road, Eden Prairie, Minnesota 55344 and our telephone number is (952) 828-4000.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” contained elsewhere in this prospectus.

Issuer	SUPERVALU INC.

Notes offered	$500,000,000 aggregate principal amount of 7.50% Senior Notes due 2014.

Maturity	November 15, 2014

Interest Payment Dates	May 15 and November 15, beginning May 15, 2007. Interest will accrue from the issue date.

Guarantees

The notes will initially not be guaranteed. Any subsidiary of ours that subsequently guarantees any of our debt securities or issues any debt securities will also fully and unconditionally guarantee the notes. See “Description of the Notes—Guarantees.”

Ranking	The notes will be our general unsecured obligations. The notes will rank:

•	equal in right of payment to all of our other existing and future senior unsecured indebtedness;

•	senior in right of payment to all of our future subordinated indebtedness; and

•	effectively subordinated in right of payment to all of our subsidiaries’ obligations, including the guarantees of our senior secured credit facilities, and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations, including up to $4.0 billion of secured indebtedness that may be incurred under our senior secured credit facilities.

As of September 9, 2006, we and our subsidiaries had $2.1 billion of secured indebtedness outstanding and no subordinated indebtedness, and we and our subsidiaries had approximately $6.1 billion of unsecured senior indebtedness outstanding, of which $5.2 billion was indebtedness of our subsidiaries, including the corporate units which are the subject of the concurrent tender offer (excluding the guarantees of our senior secured credit facilities, intercompany liabilities and capitalized leases of $1.1 billion as of September 9, 2006). See “Use of Proceeds.”

Redemption

On or before November 15, 2009, we may redeem up to 35% of the aggregate principal amount of the notes (including any additional notes) with the net proceeds of certain equity offerings at 107.50% of the principal amount thereof, plus accrued interest to the redemption date, if at least 65% (including any additional notes) of the originally issued aggregate principal amount of the notes remains outstanding. See “Description of the Notes—Optional Redemption.”

On or after November 15, 2010, we may redeem some or all of the notes at any time at the redemption prices set forth in the section “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Repurchase at Holder’s Option Upon a Change of Control

If we experience a change of control, we will be required to offer to purchase all of the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Repurchase at Holders’ Option Upon a Change of Control.”

Certain Covenants	The indenture governing the notes, as supplemented, contains restrictive covenants that, among other things, will limit our ability and the ability of certain of our domestic subsidiaries to:

•	incur secured indebtedness; and

•	engage in sale and lease-back transactions.

The indenture does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes to pay a portion of the purchase price for the corporate units tendered and accepted by us for purchase in our tender offer for any and all of such corporate units. To the extent that there are net proceeds remaining, we will use them for general corporate purposes, including the repayment of debt. See “Summary — Recent Developments” and “Use of Proceeds.”

Risk Factors

You should carefully consider all information contained or incorporated by reference in this prospectus and, in particular, should carefully read the section entitled “Risk Factors” before purchasing any of the notes.

Clearance and Settlement	The notes will be cleared through The Depository Trust Company.

Selected Consolidated Financial and Other Data

The selected consolidated financial data and other data presented below should be read in conjunction with our consolidated financial statements, and the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended February 25, 2006, which are incorporated by reference in this prospectus. Our fiscal year ends on the last Saturday in February. Our first quarter consists of 16 weeks, while the second, third and fourth quarters each consist of 12 weeks, except for the fourth quarter of fiscal 2004, which consisted of 13 weeks. Each of our fiscal years ended February 25, 2006 and February 26, 2005 consisted of 52 weeks while our fiscal year ended February 28, 2004 consisted of 53 weeks. The financial data for the three years ended February 25, 2006, February 26, 2005 and February 28, 2004 has been derived from our audited consolidated financial statements. The financial data for the 28 weeks ended September 9, 2006 and September 10, 2005 has been derived from our unaudited condensed consolidated financial statements included as part of our Quarterly Report on Form 10-Q for the 12 weeks ended September 9, 2006 incorporated by reference in this prospectus. In the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the 28 weeks ended September 9, 2006 and September 10, 2005 have been reflected therein. Operating results for the 28 weeks ended September 9, 2006 are not necessarily indicative of the results that may be expected for the full year. On June 2, 2006 we acquired the core retail grocery operations of Albertsons. Accordingly, our selected consolidated financial and other data for the 28 weeks ended September 9, 2006 includes financial and other data related to New Albertsons from June 2, 2006, the date of the acquisition, through August 31, 2006, the last day of New Albertsons’ second fiscal quarter of fiscal 2007.

	Fiscal Year Ended			28 Weeks Ended
	February 25, 2006	February 26, 2005	February 28, 2004	September 9, 2006	September 10, 2005
				(Unaudited)	(Unaudited)
	(in millions, except ratios and per share amounts)
Statement of earnings data:
Net sales	$19,864	$19,543	$20,209	$16,449	$10,529
Cost of sales	16,977	16,681	17,372	13,173	8,998
Selling and administrative expenses	2,447	2,229	2,220	2,717	1,272

Gain on sale of WinCo Foods, Inc.	—	(109)	—	—	—
Restructure and other charges	5	26	16	—	—
Operating earnings	435	716	601	559	259
Interest expense, net	106	115	146	202	61
Earnings before income taxes	329	601	455	357	198
Provision for income taxes	123	215	175	138	73
Net earnings	206	386	280	219	125
Net earnings per common share—basic	$1.52	$2.86	$2.09	$1.26	$0.92
Net earnings per common share—diluted	$1.46	$2.71	$2.01	$1.21	$0.88
Weighted average common shares outstanding—basic	136	135	134	174	136
Weighted average common shares outstanding—diluted	146	145	143	184	146

Balance sheet data (at period end):
Cash and cash equivalents	$801	$557	$376	$281	$753
Inventories (FIFO)(a)	1,114	1,181	1,214	3,054	1,182
Working capital(a)	821	644	361	(499)	689
Net property, plant and equipment	1,969	2,191	2,134	8,756	2,123

Total assets	6,153	6,367	6,246	22,512	6,469
Total debt, including current portion(b)	1,518	1,678	1,939	9,314	1,653
Stockholders’ equity	2,619	2,511	2,210	5,172	2,601

Other data:
Depreciation and amortization	$311	$303	$302	$351	$167
Capital expenditures(c)	$365	$326	$371	$353	$141
Debt to capital ratio(d)	36.7%	40.1%	46.7%	64.3%	38.9%

(a)	Inventories (FIFO) and working capital are calculated after adding back the LIFO reserve. The LIFO reserve for each year and 28-week period is as follows: $160.0 for fiscal 2006, $148.6 for fiscal 2005 and $135.8 for fiscal 2004, $168.7 for the 28 weeks ended September 9, 2006 and $152.8 for the 28 weeks ended September 10, 2005.

(b)	Total debt includes capital lease obligations.

(c)	Capital expenditures include cash expenditures and non-cash capital lease asset additions.

(d)	The debt to capital ratio is calculated as debt, which includes notes payable, current debt, current obligations under capital leases, long-term debt and long-term obligations under capital leases, divided by the sum of debt and stockholders’ equity.

Unaudited Pro Forma Condensed Combined Statements of Earnings

Pro Forma Condensed Combined Statements. The unaudited pro forma condensed combined statements of earnings for the fiscal year ended February 25, 2006 and the 28 weeks ended September 9, 2006 assume that the acquisition of the core retail grocery business of Albertsons and simultaneous sale of the standalone drug and non-core businesses of Albertsons to Cerberus Capital Management L.P., which we refer to as the Cerberus Group, and CVS Corporation, which we refer to as the acquisition, occurred on February 27, 2005, the first day of our fiscal year for the fiscal year ended February 25, 2006. We own the acquired Albertsons business through our wholly owned subsidiary New Albertsons. The accompanying unaudited pro forma condensed combined statement of earnings for the fiscal year ended February 25, 2006 combines the 52 weeks of our fiscal year ended February 25, 2006 with the 52 weeks of Albertsons’ fiscal year ended February 2, 2006. The unaudited pro forma condensed combined statement of earnings for the 28 weeks ended September 9, 2006 combines the 28 weeks ended September 9, 2006 for us with the results and related pro forma adjustments for the 13 weeks ended May 4, 2006 for Albertsons. Our fiscal year ends on the last Saturday of February, while Albertsons’ fiscal year historically ended on the Thursday nearest to January 31.

The unaudited pro forma condensed combined statements of earnings should be read in conjunction with (a) our historical consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended February 25, 2006 and Quarterly Report on Form 10-Q for the 12 weeks ended September 9, 2006; (b) the historical consolidated financial statements and notes thereto of Albertsons included in its Annual Report on Form 10-K for the fiscal year ended February 2, 2006 and its Quarterly Report on Form 10-Q for the 13 weeks ended May 4, 2006, which are incorporated by reference in this prospectus; and (c) the accompanying notes to the unaudited pro forma condensed combined statements of earnings.

The unaudited pro forma condensed combined statements of earnings reflect adjustments for pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the combined results. Substantially all of the holders of the corporate units did not elect to early settle the purchase contracts in connection with the acquisition. Therefore, the pro forma adjustments do not reflect the effects of early settlements. The unaudited pro forma condensed combined statements of earnings were prepared using the purchase method of accounting with us treated as the acquiring entity. Accordingly, the consideration paid by us to complete the acquisition has been allocated preliminarily to the assets and liabilities acquired based upon their estimated fair values as of the date of the acquisition.

The allocation of purchase price is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Additionally, a final determination of the fair value of the acquired Albertsons assets and liabilities will be based on the actual net tangible and intangible assets of New Albertsons that exist as of the date of the acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined statements of earnings.

The allocation of the purchase price to the acquired Albertsons assets includes an assigned fair value to identifiable intangible assets. Provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” establish criteria for determining when intangible assets should be recognized separately from goodwill. Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) also provides, among other guidelines, that goodwill and intangible assets with indefinite lives will not be amortized, but rather tested for impairment on at least an annual basis. Our management believes that certain trade names owned by Albertsons have indefinite lives based upon a preliminary analysis utilizing the criteria in paragraph 11 of SFAS 142.

The unaudited pro forma condensed combined statements of earnings were derived from our and Albertsons’ most recent quarterly and fiscal year filings with the Securities and Exchange Commission. The pro forma condensed combined statements of earnings columns entitled “Albertsons as adjusted” represent Albertsons’ historical financial statements adjusted for the sale of the standalone drug business and the non-core business simultaneously with the acquisition. The disposition of the standalone drug business and the non-core business provided approximately $4.9 billion in proceeds that were available to complete the acquisition.

The full costs of providing support services to the standalone drug and non-core businesses, and the pro forma payments that will be made by the Cerberus Group and CVS for transition services, are included in the unaudited pro forma condensed combined statements of earnings. See Note (b2) to the unaudited pro forma condensed combined statements of earnings for more detail.

The unaudited pro forma condensed combined statements of earnings are presented for illustrative purposes only and are not necessarily indicative of what our actual results of operations would have been had the acquisition been completed on the dates indicated above. Further, the unaudited pro forma condensed combined financial statements do not reflect acquisition-related costs, except for acquisition-related costs incurred during the 28 weeks ended September 9, 2006, to fully merge and operate the combined organization more efficiently, or anticipated synergies expected to result from the combination. You should not rely on the unaudited pro forma condensed combined statements of earnings as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that we will experience.

Supplemental Information. Management expects that the benefits of the business combination will generate an estimated $150 to $175 million pre-tax of cost synergies to be fully realized by the end of the third year after closing. Management expects to realize annual synergies of approximately $75 to $85 million pre-tax related to leveraging the retail businesses and other operating efficiencies, $50 to $60 million pre-tax from consolidation of corporate functions including redundant public company overhead, and $25 to $30 million pre-tax from supply chain optimization. Management also expects to incur an estimated $145 million pre-tax of acquisition-related costs during the three years following the closing of the acquisition. The accompanying unaudited pro forma condensed combined statements of earnings do not include any synergies that may be achievable subsequent to the acquisition or the impact of the acquisition-related costs, except for acquisition-related costs incurred during the 28 weeks ended September 9, 2006.

Unaudited Pro Forma Condensed Combined Statements of Earnings

for the fiscal year ended February 25, 2006

(in millions, except per share data)

	52 weeks Albertsons historical(1)	Adjustments for simultaneous sale of standalone drug and non-core businesses(a)	52 weeks Albertsons as adjusted(2)	52 weeks Supervalu historical(3)	Adjustments to reflect the acquisition of New Albertsons as adjusted		Supervalu pro forma
Net sales	$40,358	$15,936	$24,422	$19,864	$—		$44,286
Costs and expenses
Cost of sales	29,038	11,768	17,270	16,977	—		34,247
Selling and administrative expenses	10,082	3,764	6,318	2,447	(121	)(b)	8,644
Restructure and other charges	—	—	—	5	—		5

Operating earnings	1,238	404	834	435	121		1,390
Interest expense, net	529	25	504	106	166	(c)	776
Other income, net	5	—	5	—	—		5

Earnings (loss) from continuing operations before income taxes	714	379	335	329	(45)		619
Provision (benefit) for income taxes	252	134	118	123	(18	)(d)	223

Net earnings (loss) from continuing operations	$462	$245	$217	$206	$(27)		$396

Depreciation and amortization							$1,096

Net earnings per share from continuing operations—basic	$1.25			$1.52			$1.93
Net earnings per share from continuing operations—diluted	$1.24			$1.46			$1.86
Weighted average number of common shares outstanding
Basic	370			136	69	(e)	205
Diluted	372			146	71	(e)	217

(1)	As more fully described in Albertsons’ historical consolidated financial statements and notes thereto, results for the 52 weeks ended February 2, 2006 were favorably impacted by net pre-tax gains of $133 recognized upon the disposition of property (including a pre-tax gain of $52 on the San Leandro, California distribution facility) and unfavorably impacted by a pre-tax non-cash adjustment of $38 for a change in accounting for cash discounts for the early payment of merchandise purchases, pre-tax costs of $22 related to Albertsons’ exploration of strategic alternatives, and $20 in pre-tax unplanned costs, net of anticipated insurance reimbursements, as a result of the hurricanes that struck Florida, Texas and Louisiana in 2005.

(2)	Selling and administrative expenses for “Albertsons as adjusted” include historical corporate administrative costs related to the standalone drug store and non-core businesses.

(3)	Our results for the 52 weeks ended February 25, 2006 include pre-tax charges of $156 related to the sale of Cub Foods in Chicago and twenty corporate-operated Shop ’n Save retail stores in Pittsburgh. Additionally, results include pre-tax impairment charges of $14 related to our planned disposition of standalone Deals stores and $5 related to the impact of Hurricane Katrina (primarily at Save-A-Lot locations in Louisiana).

See Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings

Unaudited Pro Forma Condensed Combined Statements of Earnings

for 28 weeks ended September 9, 2006

(in millions, except per share data)

	First quarter fiscal 2007						Second quarter fiscal 2007	Year-to-date
	13 weeks Albertsons historical(1)	Adjustments for simultaneous sale of stand alone drug and non-core businesses(a)	13 weeks Albertsons as adjusted(2)	16 weeks Supervalu historical(3)	Adjustments to reflect the acquisition of New Albertsons as adjusted		Supervalu consolidated(3)	September 9, 2006 Supervalu consolidated
Net sales	$9,940	$3,990	$5,950	$5,783	$—		$10,666	$22,399
Costs and expenses
Cost of sales	7,097	2,953	4,144	4,968	—		8,205	17,317
Selling and administrative expenses	2,462	924	1,538	644	(23	)(b)	2,070	4,229
Restructure and other charges	—	—	—	3	—		—	3

Operating earnings	381	113	268	168	23		391	850
Interest expense, net	119	6	113	26	46	(c)	176	361
Other income, net	1	—	1	—	—		—	1

Earnings (loss) from continuing operations before income tax	263	107	156	142	(23)		215	490
Provision (benefit) for income taxes	97	39	58	55	(9	)(d)	83	187

Net earnings (loss) from continuing operations	$166	$68	$98	$87	$(14)		$132	$303

Depreciation and amortization								$554

Net earnings per share from continuing operations—basic	$0.45			$0.59			$0.63	$1.48
Net earnings per share from continuing operations—diluted	$0.44			$0.57			$0.61	$1.42
Weighted average number of common shares outstanding
Basic	372			147	59	(e)	211	205
Diluted	375			156	60	(e)	220	216

As disclosed in the Notes to the Unaudited Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the 12 weeks ended September 9, 2006, pro forma net sales and net earnings for the 28 weeks ended September 10, 2005 were $22,743 and $202, respectively. Pro forma depreciation and amortization for the 28 weeks ended September 10, 2005 was $560.

(1)	As more fully described in Albertsons’ historical condensed consolidated financial statements and notes thereto, results for the 13 weeks ended May 4, 2006 were favorably impacted by a pre-tax gain of $47 for pension plan curtailments, and unfavorably impacted by pre-tax costs of $10 related to Albertsons exploration of strategic alternatives and $4 related to stock compensation expense recognized due to the adoption of Statement of Financial Accounting Standard No. 123(R), “Stock Compensation” (“SFAS 123(R)”). Pro forma depreciation and amortization for the 28 weeks ended September 10, 2005 was $560.

(2)	Selling and administrative expenses for “Albertsons as adjusted” include historical corporate administrative costs related to the stand alone drug store and non-core businesses.

(3)	Our results for the 16 weeks ended June 17, 2006 include pre-tax costs of $21 related to the acquisition and $13 related to stock compensation expense recognized due to the adoption of SFAS 123(R). Our results for the 12 weeks ended September 9, 2006 include pre-tax costs of $16 related to the acquisition and $4 related to stock compensation expense recognized due to the adoption of SFAS 123(R).

See Notes to Unaudited Pro Forma Condensed Combined Statement of Earnings

Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings

(in millions, except per share data)

(a)	Reflects the simultaneous sale of the standalone drug and non-core businesses. The significant statements of earnings assumptions related to the simultaneous sale are as follows:

1. Revenues and expenses of standalone drug and non-core businesses have been separated in accordance with the terms of the respective purchase agreements.

2. Selling and administrative expenses include the corporate administrative expenses of Albertsons, including the corporate and administrative expenses for the standalone drug and non-core businesses. These costs are not necessarily representative of current costs.

3. The historical effective income tax rate of Albertsons was used to compute the provision for income taxes for the core, non-core and standalone drug businesses.

(b)	The following adjustments to selling and administrative expenses have been made to reflect depreciation and amortization of fair value adjustments, the transition services agreements and other items for the fiscal year ended February 25, 2006 and the 16 weeks ended June 17, 2006, respectively:

	Fiscal year ended February 25, 2006	16 Weeks ended June 17, 2006
Increased depreciation and amortization expense(b1)	$52	$13
Transition services agreement reimbursements(b2)	(193)	(42)
Other adjustments(b3)	20	6

Estimated net adjustment	$(121)	$(23)

(b1)	Reflects the estimated incremental depreciation and amortization expense for the preliminary purchase price allocation made to property, plant and equipment and intangible assets. The increase in depreciation and amortization expense has been estimated as follows (using estimated weighted average remaining useful lives):

			Additional depreciation and amortization
	Increase in value	Remaining useful life	Fiscal year ended February 25, 2006	16 Weeks ended June 17, 2006
Property, plant and equipment, net	$417	13	$32	$8
Definite lived intangible assets, net	$271	14	20	5

Estimated net adjustment			$52	$13

The final purchase price allocation may result in a different allocation for tangible and intangible assets than that presented in the unaudited condensed consolidated balance sheet as of September 9, 2006. An increase or decrease of $100 in purchase price allocated to amortizable property, plant and equipment would impact the amount of annual amortization income or expense by $8. An increase or decrease of $100 in purchase price allocated to definite lived intangible assets would impact the amount of annual amortization income or expense by $7.

(b2)	In connection with the simultaneous sale of the standalone drug and non-core businesses, we entered into separate transition services agreements with the Cerberus Group in connection with the non-core business and with CVS in connection with the standalone drug business.

The non-core business transition services agreement between us and the Cerberus Group contemplates a two year term and provides for fixed payments to us of $155 in the aggregate in the first year and $135 in the aggregate in the second year and, in addition, quarterly variable payments of $8.75. After the first quarter, the variable payments may be reduced by $0.4375 for each increment of 35 stores that will no longer be supported by us under the terms of the agreement. The Cerberus Group will be required to provide us with 60 days’ advanced notice of stores that will no longer be supported under the transition services agreement, during which time we intend to reduce support infrastructure and related costs.

The standalone drug business transition services agreement between us and CVS contemplates a six month term and provides for payments by CVS to us of $3 in the aggregate.

Pro forma results for the 28 weeks ended September 9, 2006 reflect actual transition services payments of approximately $48 for the 12 weeks ended September 9, 2006 and pro forma transition services payments of approximately $42 for the 16 weeks ended June 17, 2006.

Selling and administrative expenses in the unaudited pro forma condensed combined statements of earnings include the historical corporate administrative costs related to the standalone drug and non-core businesses and are net of reimbursements received under the transition services agreements in the amounts of $193 and $90 for the year ended February 25, 2006 and the 28 weeks ended September 9, 2006, respectively. Management believes that the annual corporate administrative expenses eliminated at the end of the transition service periods will equal or exceed the $193 payments to be received under the transition service agreements during the twelve months following the acquisition. No assurance can be given as to the actual length of time we will provide the transition services or the extent to which the payments to be received pursuant to the transition service agreements will offset the actual costs of providing those services. Elimination of corporate administrative costs related to the standalone drug and non-core businesses are not a component of the synergies identified by management.

(b3)	Reflects estimated adjustments to selling and administrative expenses for the following items:

	Fiscal year ended February 25, 2006	16 Weeks ended June 17, 2006
Reduction of self-insurance expense from conforming accounting policies	$(27)	$(11)
Accretion of discounted self insurance liability(b3-1)	38	15
Reclassifications of bank fees from interest expense	9	2

Estimated net adjustment	$20	$6

(b3-1)	This item was reflected as “self insurance, interest discount to conform accounting policies” as a pro forma adjustment to interest expense in the joint proxy statement/prospectus dated April 28, 2006, and herein renamed and reclassified to selling and administrative expenses.

(c)	Reflects the estimated incremental interest expense resulting from the following items:

	Fiscal year ended February 25, 2006	16 Weeks ended June 17, 2006
Interest on new financing	$139	$43
Amortization of debt fair value adjustment(c1)	20	(2)
Reduction in interest income due to use of cash	22	9
Eliminate amortization of Albertsons historical debt issuance costs	(6)	(2)
Reclassification of bank fees to selling and administrative expenses	(9)	(2)

Estimated net adjustment	$166	$46

Impact to interest expense of a 1/8 percentage point change in interest rates	$3	$1

Estimated interest expense on the credit facilities used to fund a portion of the purchase price assumes an interest rate of 6.96% (current LIBOR of 5.31% plus 1.65%) for the fiscal year ended February 25, 2006 and 7.10% for the 16 weeks ended June 17, 2006. The fair value adjustment to Albertsons historical debt is being amortized over the remaining life of the corresponding debt.

(c1)	Includes the amortization of the fair value adjustment to the corporate units amortized over approximately 24 months, representing the period from February 25, 2005, the first day of our fiscal year 2006, through February 13, 2007, the remarketing date of the corporate units, of $14 and $4 for the fiscal year ended February 25, 2006 and the 16 weeks ended June 17, 2006, respectively.

(d)	Reflects the estimated incremental income taxes that would have been recorded for the pro forma adjustments using a combined statutory federal and blended state income tax rate of 39%.

(e)	Reflects the incremental impact on basic and diluted weighted average shares of the issuance of our common stock assuming the shares were outstanding for the entire fiscal year ended February 25, 2006 and the entire 28 weeks ended September 9, 2006, respectively. Our shares were issued at the exchange ratio of 0.182 per share for 372.1 million shares of New Albertsons common stock.

Ratio of Earnings to Fixed Charges

The following table shows our ratios of earnings to fixed charges for the periods indicated. Each of our fiscal years ended February 25, 2006, February 26, 2005, February 22, 2003 and February 23, 2002 consisted of 52 weeks while our fiscal year ended February 28, 2004 consisted of 53 weeks.

	28 Weeks Ended		Fiscal Year Ended
	September 9, 2006(1)	September 10, 2005	February 25, 2006	February 26, 2005	February 28, 2004	February 22, 2003	February 23, 2002
Ratio of Earnings to Fixed Charges(2)	2.25	3.00	2.82	4.30	3.09	2.72	2.38

(1)	Includes the operations of New Albertsons from June 2, 2006, the date of acquisition, through August 31, 2006.
(2)	For purposes of these ratios, earnings consist of earnings from operations before income taxes, adjusted for the portion of fixed charges deducted from those earnings. Fixed charges consist of interest on indebtedness (including capital lease obligations), amortization of debt expense and the portion of interest expense on operating leases we believe to be representative of the interest factor.

RISK FACTORS

Investing in the notes involves a high degree of risk. In addition, our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus before making an investment decision. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Risks Related to the Business

General economic conditions affecting the food industry may affect our business.

The retail food and supply chain services segments are sensitive to a number of economic conditions that may affect our businesses such as: (i) food price inflation or deflation, (ii) softness in national and local economies, (iii) increases in energy costs and commodity prices, (iv) changes in interest rates, (v) the availability of favorable credit and trade terms and (vi) other economic conditions that may affect consumer spending or buying habits. Any one or more of these economic conditions can affect our retail sales, the demand for products we distribute to our retailer customers, our operating costs and other aspects of our businesses.

Various operating factors may affect our business plans or costs of operations.

The operation of our businesses may be affected by a number of factors, such as: (i) changes in business plans, operations, results and prospects, (ii) potential delays in the development, construction or start-up of planned projects, (iii) labor relations, (iv) changes in operating conditions and costs, including fuel price increases, (v) the level of capital resources required for future acquisitions or operations, (vi) difficulties in developing, maintaining or upgrading information technology systems as needed and (vii) the outcome of negotiations with partners, governments, suppliers, unions, customers or others, any one or more of which can affect our operating costs, plans for the opening or remodeling of stores, acquisitions and other aspects of our businesses.

Unfavorable outcomes in legal, governmental or administrative proceedings or disputes, or unfavorable changes in government regulations or accounting standards may affect our businesses and operating results.

Unfavorable outcomes in litigation, governmental or administrative proceedings or other disputes may result in significant liability to us and affect our profitability or impose restrictions on the manner in which we conduct our business. Our businesses are also subject to various federal, state and local laws, and regulations with which we must comply. Our inability to timely obtain permits, comply with government regulations or make capital expenditures required to maintain compliance with governmental regulations may affect our ability to open new stores or expand existing facilities, which could adversely impact our business operations and prospects. Changes in applicable laws and regulations that impose additional requirements or restrictions on the manner in which we operate our businesses could increase our operating costs. In addition, changes in accounting standards could impact our financial statements.

We face a high level of competition in the retail food and supply chain services businesses, which could adversely affect our financial performance.

The industries in which we compete are extremely competitive. Our retail food business faces competition from regional and national chains operating under a variety of formats that devote square footage to selling food (i.e., supercenters, supermarkets, extreme value stores, membership warehouse clubs, dollar stores, drug stores, convenience stores, various formats selling prepared foods, and other specialty and discount retailers), as well as from independent food store operators in the markets where we have retail operations. Our third party logistics business competes nationwide in a highly fragmented marketplace, which includes a number of large international and domestic companies, as well as many smaller, more regional competitors.

Both the retail food and supply chain services businesses are subject to competitive practices that may affect: (i) the prices at which we are able to sell products at our retail locations, (ii) sales volume, (iii) the ability of our distribution customers to sell products we supply, which may affect future orders, (iv) changes in demographics and consumer preferences, and (v) our ability to attract and retain customers. In addition, the nature and extent of consolidation in the retail food and food distribution industries could affect our competitive position or that of our distribution customers in the markets we serve.

Threats or potential threats to security or food safety may adversely affect our business.

Wartime activities, threats of terror, acts of terror or other criminal activity directed at the grocery or drug store industry, the transportation industry or computer or communications systems, could increase security costs, adversely affect our operations, or impact consumer behavior and spending and customer orders. Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illness could have an adverse effect on our operating results.

Severe weather and natural disasters can adversely impact the areas in which we conduct business.

Severe weather conditions such as hurricanes or tornadoes, as well as other natural disasters, could damage our properties, adversely impact the areas in which we conduct our business or the suppliers from whom we obtain products or otherwise cause disruptions to operations or affect our supply chain efficiencies.

Our failure to combine our businesses with the businesses we acquired from Albertsons in a successful and timely manner could have a material adverse effect on our business, financial condition or results of operations.

On June 2, 2006, we acquired the core supermarket businesses formerly owned by Albertsons operating under the banners of Acme Markets, Bristol Farms, Jewel-Osco, Shaw’s Supermarkets, Star Market and the Albertsons banner in the Intermountain, Northwest and Southern California regions, the related in-store pharmacies under the Osco and Sav-On banners, 10 distribution centers, certain regional offices and certain corporate offices in Boise, Idaho, Glendale, Arizona and Salt Lake City, Utah.

We may not be able to realize the synergies, business opportunities and growth prospects anticipated in connection with the acquisition. We may experience increased competition that limits our ability to expand our business, we may not be able to capitalize on expected business opportunities including retaining our current customers, assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, combining certain of our operations with these acquired operations will require significant efforts and expenses. Personnel have left and may continue to leave or be terminated because of the acquisition. Our management may have its attention diverted while trying to combine certain operations of both companies. If these factors limit our ability to combine such operations successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies expected to result from the acquisition, may not be met. If such difficulties are encountered or if such synergies, business opportunities and growth prospects are not realized, it could have a material adverse effect on our business, financial condition and results of operations.

The obligation to provide transition support services to the purchasers of the non-core supermarket and standalone drug operations of Albertsons could adversely affect our financial performance.

In connection with the acquisition, we entered into transition services agreements with the purchasers of the non-core supermarket business and standalone drug business of Albertsons through our newly acquired subsidiary New Albertsons. The transition services agreements are structured to provide for payments from those purchasers to cover the historical costs of providing support services to those operations. There is no assurance that those payments will be sufficient to cover the costs of providing those services or that we will be able to reduce those costs as fast as those payments may decrease during the terms of the transition services agreements. Our management may have its attention diverted while trying to provide the services required by the transition services agreements and the agreements may otherwise limit our ability to achieve the synergies and other cost savings anticipated from the Albertsons acquisition. Disputes in connection with the transition services agreements could lead to reductions in the payments due to us under those agreements or unanticipated costs that could adversely affect our financial performance.

We have a lower debt coverage ratio as a result of the acquisition, which will decrease our business flexibility and increase our borrowing costs.

As a result of the acquisition we have a significantly lower debt coverage ratio than before the acquisition. The lower debt coverage, as compared to that which has existed on a historical basis, will have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and increasing borrowing costs. Our debt no longer has an investment-grade rating.

Escalating costs of providing employee benefits and other labor relations issues may lead to labor disputes and disruption of our businesses.

Potential work disruptions from labor disputes may affect sales at our stores as well as our ability to distribute products. We contribute to various multiemployer healthcare and pension plans covering certain union-represented employees in both our retail and distribution operations. A significant number of our employees are subject to collective bargaining agreements, and a majority of those employees are participants in multiemployer pension plans. The costs of providing benefits through such plans have escalated rapidly in recent years. Based upon information available to us, we believe that certain of these multiemployer plans are underfunded. The decline in the value of assets supporting these plans, in addition to the high level of benefits generally provided, has led to the underfunding. As a result, contributions to these plans will continue to increase and the benefit levels and other issues will continue to create collective bargaining challenges, which could increase our costs and materially affect our financial condition and results of operations.

Risks Related to the Notes

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

After the offering, we will have a significant amount of indebtedness. On September 9, 2006, after giving pro forma effect to this offering and assuming the borrowing of $672 million under our senior secured credit facilities to pay for a portion of the purchase price for the outstanding 7.25% Hybrid Income Term Security Units in the form of corporate units of our wholly owned subsidiary, New Albertsons, purchased in the tender offer, we would have had total outstanding indebtedness of $9.3 billion, including capital lease obligations, $414 million face amount of letters of credit outstanding, and $1.7 billion of undrawn commitments under our senior secured credit facilities. See “Summary—Recent Developments.”

Our indebtedness could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and changes in the industries we serve and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have lower debt service obligations and consequently, greater operating and financial flexibility; and

•	limit our ability to borrow additional funds.

Restrictive covenants in the agreements governing our debt may limit our operating and financial flexibility.

Our senior secured credit facilities and, to a more limited extent, the indenture governing the notes contain a number of restrictive covenants that impose significant operating and financial covenants on us and certain subsidiaries, including restrictions on our ability to:

•	incur additional debt and provide guarantees;

•	engage in certain transactions with affiliates;

•	create or permit certain liens;

•	make certain asset sales;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

Our senior secured credit facilities also require us to maintain certain financial ratios. Complying with these covenants and financial ratios, as well as those that may be contained in any agreements governing our future debt, may impair our ability to finance our operations or capital needs or to take advantage of other favorable business opportunities. They may also limit our ability to pay interest or principal on the notes. Our ability to comply with these restrictive covenants and financial ratios will depend on our future performance, which may be affected by events beyond our control. If we are unable to comply with these covenants and are unable to obtain waivers from our lenders, we would be unable to make additional borrowings under these facilities and our indebtedness under these agreements would be in default and could be accelerated by our lenders and could cause a cross-default under our other indebtedness, including the notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now.

The indenture governing the notes does not restrict our ability to incur future indebtedness or complete other transactions.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of unsecured indebtedness, transactions with affiliates or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including a certain amount of secured indebtedness, that would be effectively senior to the notes to the extent of the value of the assets securing such debt or the amount of such indebtedness, whichever is less, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We have capacity under our senior secured credit facilities to incur up to approximately $1.7 billion in additional secured indebtedness, all of which is secured and would effectively rank senior to the notes, and up to $672 million of which will be used to pay a portion of the purchase price for the corporate units tendered in our tender offer. To the extent that additional indebtedness ranks in right of payment ahead of the notes, in the event of a liquidation or insolvency or acceleration of our indebtedness we may not be able to repay the notes after repayment of such indebtedness.

The notes are structurally subordinated. This may affect your ability to receive payments on the notes.

The notes are obligations exclusively of SUPERVALU. We currently conduct a significant portion of our operations through our subsidiaries and our subsidiaries have significant liabilities. As of September 9, 2006, our subsidiaries had approximately $5.2 billion of indebtedness. In addition, we may conduct additional operations through our subsidiaries in the future and, accordingly, our subsidiaries’ liabilities will increase. Our cash flow and our ability to service our debt, including the notes, therefore partially depends upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. The notes do not restrict us or our subsidiaries from incurring additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinated in right of payment to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facilities and the notes, on commercially reasonable terms or at all.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior secured credit facilities will not allow such repurchases. In addition, certain important corporate events that would increase the level of our indebtedness, would not constitute a “Change of Control” under the notes. See “Description of the Notes—Repurchase at Holders’ Option upon a Change of Control.”

The agreement governing our senior secured credit facilities contains provisions that provide that a change in control constitutes an event of default and future credit agreements may also prohibit the redemption or repurchase of the notes. If a change of control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt.

A decline in our credit ratings or changes in the financial and credit markets could adversely affect the market prices of the notes.

The future market prices of the notes will be affected by a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. These fluctuations could have an adverse effect on the prices of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that credit rating agencies will continue to rate our debt or that they will maintain their ratings on our debt. A negative change in our rating could have an adverse effect on the market prices of the notes.

An active trading market for the notes may not develop.

The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

We have no plans to list the notes on a securities exchange. We have been advised by the underwriters that they presently intend to make a market in the notes. However, the underwriters are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the underwriters cease to act as the market makers for the notes, we cannot assure you that another firm or person will make a market in the notes.

The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

USE OF PROCEEDS

We estimate that the net proceeds from the offering of the notes will be approximately $488.3 million after deducting the underwriters’ discount and estimated offering expenses.

We intend to use the net proceeds from the sale of the notes to pay a portion of the purchase price for the corporate units tendered and accepted by us for purchase in our tender offer for any and all of such corporate units. The corporate units consist of purchase contracts which yield 3.5% per year on the stated amount of $25 and interests in Senior Notes due 2009 which bear interest at 3.75% per year. As of September 9, 2006, 45,970,800 corporate units were outstanding for which we will pay an aggregate purchase price of $1.16 billion if all corporate units are tendered and purchased in the tender offer. We will pay the remainder of the purchase price for the corporate units from borrowings under our senior secured credit facilities. To the extent that there are net proceeds remaining, we will use them for general corporate purposes, including the repayment of debt. We cannot assure you that the offer to purchase corporate units will be consummated in accordance with its terms, or at all, or that a significant number of corporate units will be retired and cancelled pursuant to the offer. This offering is not conditioned upon the successful consummation of the tender offer for the corporate units. For a discussion of the terms of the corporate units, see “Description of Other Indebtedness” and the notes to the financial statements incorporated by reference in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 9, 2006 on an actual basis and on an as adjusted basis giving effect to the issue and sale of $500 million aggregate principal amount of notes offered by this prospectus and the borrowing of $672 million under our senior secured credit facilities to pay the purchase price of $1.16 billion for the corporate units tendered in our tender offer, and the cancellation of the $1.15 billion aggregate principal amount of our 3.75% Notes due 2009 comprising part of such units (assuming all corporate units are tendered and paid for in the tender offer). The presentation on an adjusted basis reflects our application of the gross proceeds of this offering as described under “Use of Proceeds.” This table should be read in conjunction with Note 8—Debt in the notes to condensed consolidated financial statements as set forth in our Form 10-Q for the 12 weeks ended September 9, 2006, which is incorporated by reference into this prospectus. The amounts for each individual line item reflect the face amount of the debt issued before the adjustment for purchase accounting, if applicable. The due date in each line item refers to the calendar year in which the debt matures.

	As of September 9, 2006
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
	(In millions, except par value data)
Cash and cash equivalents	$281	$281

Long-term debt, including current portion:
Senior secured credit facilities:
6.94% current Variable rate note due 2011	$750	$750
7.19% current Variable rate note due 2012	1,247	1,247
Revolving credit facility	—	672
3.75% Notes due 2009(1)	1,150	—
4.50% Liquid Yield Option Notes due 2031(2)	265	265
6.95% Notes due 2009	350	350
7.25% Notes due 2013	200	200
7.45% Debentures due 2029	650	650
7.50% Notes due 2012	300	300
7.50% Notes due 2011	700	700
7.50% Debentures due 2037	200	200
7.75% Debentures due 2026	200	200
7.875% Notes due 2009	350	350
7.90% Debentures due 2017	96	96
8.00% Debentures due 2026	272	272
8.00% Debentures due 2031	400	400
8.35% Notes due 2010	275	275
8.70% Notes due 2030	225	225
Notes offered hereby	—	500
Medium Term Notes due 2007-2028	662	662
Industrial revenue bonds due 2006-2014	51	51
Secured mortgage notes, and other notes payable due 2006-2019	45	45
Fair value adjustment for purchase accounting	(221)	(221)
Capital lease obligations	1,147	1,147

Total debt and capital lease obligations	$9,314	$9,336
Stockholders’ equity:
Common stock, $1.00 par value; 400 shares authorized; 225 issued and outstanding at September 9, 2006	225	225
Additional paid-in capital	2,569	2,569
Retained earnings	2,939	2,939
Treasury stock, at cost, 18 shares	(433)	(433)
Accumulated other comprehensive loss	(128)	(128)

Total stockholders’ equity	$5,172	$5,172

Total capitalization	$14,486	$14,508

(1)	Represents the senior notes included in the corporate units of the 7.25% Hybrid Income Term Security Units.

(2)	On October 2, 2006, $213,457,000 principal amount of Liquid Yield Option Notes was put to us representing 80.4% of the previous outstanding balance.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture dated as of July 1, 1987, (as supplemented, the “Indenture”) between us and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, as trustee. We have summarized the material provisions of the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the Indenture and the notes, which we urge you to read because they define your rights as a note holder. Copies of the Indenture and the form of note are available from us upon request. See “Where You Can Find More Information.”

Capitalized terms used in this “Description of the Notes” section that are not defined in this prospectus have the meanings given to them in the Indenture or the notes. As used in this “Description of the Notes” section, the words ”we,” “us” and “our” refer only to SUPERVALU INC. and do not include any of our current or future Subsidiaries.

General

The notes will initially be issued in an aggregate principal amount of $500,000,000. The Indenture does not limit the aggregate principal amount of debt securities that we may issue and we may, without the consent of the existing holders of notes, issue additional notes (the “Additional Notes”) having the same ranking and the same interest rate, maturity and other terms as the notes. Any Additional Notes having such similar terms, together with the notes, will constitute a single series of notes under the Indenture.

The notes will mature on November 15, 2014 unless earlier redeemed or repurchased. The notes will be issued in book-entry form. The notes will be represented by global notes and will be issued only in fully registered form without coupons and only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The global notes will be deposited with The Depository Trust Company (“DTC”). Book-entry interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC and its participants. See “—Form, Denomination and Registration” and “—Global Notes and Book-Entry System.”

We may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at any time prior to November 15, 2009, and on or after November 15, 2010 we may redeem all or a part of the notes, in each case upon the terms set forth under “—Optional Redemption.” We are also obligated to make an offer to each holder of notes to repurchase all or part of the notes held by such holder in connection with a Change of Control upon the terms set forth under “—Repurchase at Holders’ Option upon a Change of Control.”

In some circumstances, we may elect to discharge our obligations on the notes through defeasance or covenant defeasance. See “—Defeasance Provisions—Defeasance and Discharge” below.

Ranking

The notes will be our general unsecured obligations. The notes will rank:

•	equal in right of payment to all of our other existing and future senior unsecured indebtedness;

•	senior in right of payment to all of our future subordinated indebtedness; and

•	effectively subordinated in right of payment to all of our Subsidiaries’ obligations, including the guarantees of our senior secured credit facilities, and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations, including up to $4.0 billion of secured Debt that may be incurred under our senior secured credit facilities.

As of September 9, 2006, we had $2.1 billion of secured Debt outstanding, we and our Subsidiaries had approximately $6.1 billion of unsecured senior Debt outstanding, of which $5.2 billion was Debt of our Subsidiaries (excluding the guarantees of our senior secured credit facilities and other intercompany liabilities and capitalized leases of $1.1 billion).

Unless otherwise described below under “—Repurchase at Holders’ Option upon a Change of Control,” “—Certain Covenants—Restrictions on Liens” and “—Consolidation, Merger and Sale of Assets,” the Indenture does not contain any provisions that would limit our ability or the ability of our Subsidiaries to incur indebtedness or that would afford holders of the notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of our or our Subsidiaries’ indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

Interest

Each note will bear interest at the rate of 7.50% per year from the issue date or from the most recent date on which interest has been paid or provided for.

Interest is payable semi-annually in arrears on May 15 and November 15 of each year (each, an interest payment date), commencing on May 15, 2007, to holders of record on May 1 or November 1, as the case may be (each, a “record date”), immediately preceding such interest payment date. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the notes is not a Business Day, then payment of the interest payable on that date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any delay).

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to us for an account maintained by the Holder with a bank located in the United States, we will pay all principal, interest and premium, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the Paying Agent and Security Registrar within the City and State of New York, unless we elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Security Registrar for the Notes

The Trustee will initially act as Paying Agent and Security Registrar. We may change the Paying Agent or Security Registrar without prior notice to the Holders, and we or any of our Subsidiaries may act as Paying Agent or Security Registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Security Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any note or any portion of a note that has been selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The Holder of a note will be treated as the owner of the note for all purposes.

Optional Redemption

At any time prior to November 15, 2009, we may, upon not less than 30 nor more than 60 days’ notice, redeem up to 35% of the aggregate principal amount of notes issued under the Indenture (including any Additional Notes) at a redemption price of 107.50% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by us or our Affiliates); and

(2)	the redemption must occur within 60 days of the date of the closing of such Equity Offering.

On or after November 15, 2010, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive accrued and unpaid interest on the relevant interest payment date:

Year	Percentage
2010	103.750%
2011	101.875%
2012 and thereafter	100.000%

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption by a method the Trustee deems to be fair and appropriate, which may include the following:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2)	if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.

No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at Holders’ Option upon a Change of Control

If a Change of Control shall occur at any time, then we will be required to make an offer to each Holder of notes to purchase such Holder’s notes in whole or in part (equal to $1,000, or an integral multiple of $1,000 in excess thereof), at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such notes, plus accrued and unpaid interest to, but not including, the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date), pursuant to the offer mechanics described below (the “Change of Control Offer”) and in accordance with the other procedures set forth in the notes; provided, however, that we shall not be obliged to repurchase notes as described under this heading in the event and to the extent that we have unconditionally exercised our right to redeem all of the notes pursuant to the provisions described under “—Optional Redemption.”

Within 30 days of any Change of Control, we shall notify the Trustee thereof and give written notice of such Change of Control to each Holder of notes by first-class mail, postage prepaid, at such Holder’s address appearing in the security register, stating, among other things:

•	that a Change of Control has occurred and the date of such event;

•	the circumstances and relevant facts regarding such Change of Control;

•	the Change of Control Purchase Price and the Change of Control Purchase Date which shall be fixed by us on a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any other applicable securities laws and regulations;

•	that any Note not tendered will continue to accrue interest and, unless we default in payment of the Change of Control Purchase Price, any notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

•	certain other procedures that a Holder of notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such compliance.

Our ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute an event of default under our senior secured credit facilities. In addition, certain events that may constitute a change of control under our senior secured credit facilities may not constitute a Change of Control under the notes.

Our future Debt and the Debt of our Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Debt to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the notes of their right to require us to make an offer to repurchase the notes could cause a default under such Debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of the notes upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture or the notes are applicable. Except as described above with respect to a Change of Control, the Indenture and the notes do not contain provisions that permit the Holders of the notes to require that we repurchase or redeem the notes or to make an offer to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. The existence of a Holder’s right to require us to make an offer to repurchase such Holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire us or our Subsidiaries in a transaction that would constitute a Change of Control.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture and the notes applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Trustee will promptly authenticate and deliver a new note or notes equal in principal amount to any unpurchased portion of notes surrendered, if any, to the Holder of notes in global form or to each Holder of certificated notes; provided that each such new note will be in a principal amount of $1,000, or an integral multiple of $1,000 in excess thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The definition of “Change of Control” includes a disposition of “all or substantially all” of our assets. Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether we must make an offer to repurchase the notes as described above.

We will comply, to the extent applicable, with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this covenant (other than the obligation to make an offer pursuant to this covenant), we will comply with the securities laws and regulations and will not be deemed to have breached our obligations described in this covenant by virtue thereof.

Guarantees

The notes will not be guaranteed by any of our Subsidiaries on the date of original issuance. We may not permit any of our Subsidiaries to guarantee, or become a co-obligor on, any of our Debt Securities or the Debt Securities of any other of our Subsidiaries or issue any Debt Securities, unless such Subsidiaries fully and unconditionally guarantee the notes on a senior basis; provided that a Subsidiary shall not be required to Guarantee the notes with respect to Debt existing on the Issue Date, so long as (1) the existing Debt is not subsequently guaranteed by such Subsidiary, (2) the existing Debt is not refinanced with Debt that is guaranteed by such Subsidiary, except for Debt that is refinanced on substantially similar terms as exist on the Issue Date, including Guarantees of such Debt, or (3) such Subsidiary does not subsequently become a co-obligor on the existing Debt. Each Subsidiary delivering a Guarantee of the notes is referred to as a “Subsidiary Guarantor.”

The obligations of the Subsidiary Guarantors under their Notes Guarantees may be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

A Subsidiary Guarantor’s Notes Guarantee will be automatically and unconditionally released:

(1)

in connection with any sale or other disposition of all or substantially all of the Capital Stock (or the shares of any holding company of such Guarantor (other than us)) of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) us or a Subsidiary, if the liability with respect to any Debt Securities in connection with which the Notes Guarantee was executed, or would have been executed pursuant to this covenant had a Notes Guarantee not been executed previously, is also released;

(2)	upon defeasance and discharge of the notes as provided below under the caption “Defeasance Provisions—Defeasance and Discharge;” or

(3)	so long as no Event of Default has occurred and is continuing, such Subsidiary Guarantor is unconditionally released and discharged from its liability with respect to all such Debt Securities in connection with which such Notes Guarantee was executed, or would have been executed pursuant to the second preceding paragraph if such Subsidiary Guarantor had not already executed a Notes Guarantee; or

(4)	upon the full and final payment and performance of all of our obligations under the notes.

Certain Covenants

Restrictions on Liens

The Indenture provides that we will not, and will not permit any Domestic Subsidiary to, issue, assume or guarantee any Debt if the Debt is secured by any mortgage, security interest, pledge, lien or other encumbrance (“Lien”) upon any Operating Property of ours or of any Domestic Subsidiary or upon any shares of stock or indebtedness of any Domestic Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the notes equally and ratably with the Debt. This restriction does not apply to:

(1)	Liens on any property acquired, constructed or improved by us or any Domestic Subsidiary after July 1, 1987, which are created or assumed contemporaneously with, or within 180 days after, that acquisition or completion of that construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within the 180-day period) to secure or provide for the payment of all or any part of the purchase price or cost thereof incurred after July 1, 1987, or Liens existing on property at the time of its acquisition (including acquisition through merger or consolidation); provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or the Domestic Subsidiary;

(2)	Liens on property of any corporation existing at the time it becomes a Domestic Subsidiary;

(3)	Liens to secure Debt of a Domestic Subsidiary to us or to another Domestic Subsidiary;

(4)	Liens in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure Debt incurred to finance the purchase price or cost of constructing or improving the property subject to the Liens; or

(5)	Liens for extending, renewing or replacing Debt secured by any Lien referred to in clauses (1) to (4), inclusive, above or in this clause (5) or any Lien existing on the date that notes were first issued under the Indenture, provided that the principal amount of the new Debt secured by the relevant Lien does not exceed the principal amount of the Debt so secured at the time of the extension, renewal or replacement and that the extension, renewal or replacement is limited to all or a part of the property which secured the Lien so extended, renewed or replaced and improvements on that property.

This restriction does not apply to the issuance, assumption or guarantee by us or any Domestic Subsidiary of Debt subject to a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other secured Debt of us and our Domestic Subsidiaries (not including secured Debt permitted under the foregoing exceptions) and the Value of Sale and Lease-back Transactions existing at that time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of debt securities, including the notes, or of Funded Debt or to the purchase of other Operating Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be secured with a Lien under clause (1) above), does not exceed the greater of $200,000,000 or 10% of Consolidated Net Tangible Assets.

Restrictions on Sale and Lease-back Transactions

The Indenture provides that we will not, and will not permit any Domestic Subsidiary to, enter into any Sale and Lease-back Transaction unless the net proceeds of the Sale and Lease-back Transactions are at least equal to the fair value (as determined by the Board of Directors or our President or any of our Vice Presidents) of the Operating Property to be leased and either:

(1)	we or the Domestic Subsidiary would be entitled to incur Debt secured by a Lien on the property to be leased without securing the notes or any other debt securities issued under the Indenture, pursuant to clause (1) of the first paragraph or pursuant to the second paragraph under “—Certain Covenants—Restrictions on Liens;” or

(2)	the Value thereof would be an amount permitted under the second paragraph under “—Certain Covenants—Restrictions on Liens;” or

(3)	we, within 120 days of the effective date of any such arrangement (or in the case of (c) below, within six months thereafter pursuant to a firm purchase commitment entered into within such 120 day period), apply an amount equal to the fair value (as so determined) of the Operating Property:

(a)	to the redemption or repurchase of debt securities issued under the Indenture;

(b)	to the payment or other retirement of our Funded Debt that ranks pari passu with the notes or of Funded Debt of a Domestic Subsidiary (other than, in either case, Funded Debt owned by us or a Domestic Subsidiary); or

(c)	to the purchase of Operating Property (other than that involved in the Sale and Lease-back Transaction).

Other than the above-described covenants, there are no covenants or provisions contained in the Indenture which may afford holders of notes protection in the event of a highly leveraged transaction involving us.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may, without the consent of any Holders of the notes, consolidate or merge with or into, or convey, transfer or lease our property and assets substantially as an entirety to, any Person, and any other Person may consolidate or merge with or into us, or convey, transfer or lease its property and assets substantially as an entirety to us, so long as:

•	the Person (if other than us) formed by the consolidation or into which we are merged or which acquires or leases our assets substantially as an entirety is organized and existing under the laws of any United States jurisdiction and assumes our obligations under the notes and the Indenture;

•	after giving effect to the transaction, no Event of Default with respect to the notes and any other debt securities issued under the Indenture, and no event which, after notice or lapse of time or both, would become an Event of Default with respect to the notes and such debt securities shall have happened and be continuing;

•

if, as a result of that consolidation or merger or that conveyance, transfer or lease, our properties or assets would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, we or the successor corporation, as the case may be, effectively secure the notes and the other debt securities issued under the Indenture equally and ratably with (or prior to) all indebtedness secured thereby; and

•	certain other conditions are met.

Events of Default

“Event of Default” under the Indenture will mean with respect to the notes, any of the following:

(1)	default in the payment of principal or premium, if any, on the notes when due;

(2)	default in the payment of any interest on any notes when due, continued for 30 days;

(3)	there shall be a default in the performance or breach of the provisions described in “—Consolidation, Merger and Sale of Assets,” or “—Repurchase at Holders’ Option upon a Change of Control;”

(4)	default in the performance, or breach, of any of our other covenants in the Indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than the notes), continued for 60 days after written notice to us by the Trustee or the Holders of at least 10% in principal amount of the notes;

(5)	there shall be a default under any mortgage, indenture or instrument under which there may be incurred or by which there may be secured or evidenced any Debt by us or any Domestic Subsidiary whether such Debt now exists, or is created after the Issue Date, if that default:

•	is caused by a failure to make any payment when due at the final maturity of such Debt (a “Payment Default”); or

•	results in the acceleration of such Debt prior to its express maturity,

and, in each case, the amount of any such Debt, together with the amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more;

(6)	failure by us or any of our Domestic Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $100.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	any Notes Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Subsidiary Guarantor not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Notes Guarantee;

(8)	certain events in bankruptcy, insolvency or reorganization pertaining to us and our Significant Subsidiaries.

If an Event of Default described in clauses (1) through (7) of the prior paragraph with respect to the notes occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the notes, by notice to us, may declare the principal of all of the notes to be due and payable immediately and upon such declaration the principal amount will become immediately due and payable. If an Event of Default described in clause (8) of the prior paragraph occurs and is continuing, then all the notes shall ipso facto become and be due and payable immediately in an amount equal to the principal amount of the notes, together with accrued and unpaid interest to the date the notes become due and payable, without any declaration or other act on the part of the Trustee or any Holder. However, at any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree based on the acceleration has been obtained, the holders of a majority in principal amount of the notes may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see “—Modification and Waiver.”

The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless those Holders offer to the Trustee reasonable indemnity. Subject to the provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the notes.

No Holder of the notes will have any right to institute any proceeding related to the Indenture or for any remedy thereunder unless:

•	the Holder previously has given written notice to the Trustee of a continuing Event of Default with respect to the notes;

•	the Holders of at least 25% in aggregate principal amount of the notes have made written request to the Trustee to institute the proceeding as trustee, and offered to the Trustee reasonable indemnity against costs, expenses and liabilities incurred in compliance with the request;

•	in the 60-day period following receipt of the notice, request and offer of indemnity referred to above, the Trustee has failed to initiate the proceeding; and

•	during the 60-day period, the Trustee has not received from the Holders of a majority of the aggregate principal amount of the notes a direction inconsistent with that request.

Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the Indenture, the Holder of any note will have the right, which is absolute and unconditional, to receive payment of the principal, premium, if any, and interest on the notes and to institute suit for enforcement of any payment, and that right will not be impaired without the consent of that Holder.

We will be required to furnish to the Trustee annually a statement as to the performance by us of certain of our obligations under the Indenture.

Defeasance Provisions

Defeasance and Discharge. The Indenture provides that we will be discharged from any and all obligations in respect of the notes (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost, destroyed or mutilated debt securities, maintain offices or agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, Government Obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal, premium, if any, and interest on, the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes.

This type of discharge may only occur if there has been a change in applicable federal law or we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that the Holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of that discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the discharge had not occurred. In addition, this type of discharge may only occur so long as no Event of Default or event which, with notice or lapse of time, would become an Event of Default with respect to the notes occurs during the period ending on the 91st day after the cash or Government Obligations are deposited in trust and other conditions specified in the Indenture are satisfied.

Covenant Defeasance. The Indenture also provides that, if the debt securities of any series are payable in United States dollars, we may omit to comply with the covenants described above under “Certain Covenants” with respect to the notes if we comply with the following conditions. To exercise this option, we must:

(1) deposit with the Trustee money, Government Obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal, premium, if any, and interest on, the notes on the Stated Maturity of the payments in accordance with the terms of the Indenture and the notes; and

(2) deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the Holders of the notes to recognize income, gain or loss for federal income tax purposes and that those Holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and covenant defeasance had not occurred, and to satisfy other conditions specified in the Indenture.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to the notes and those notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

Modification and Waiver

We and the Trustee may modify and amend the Indenture with respect to the notes with the consent of the holders of a majority in principal amount of the notes. However, without the consent of each affected Holder, no modification or amendment may:

•	change the Stated Maturity of the principal, or any installment of principal or interest, on the notes or alter the provisions with respect to the redemption of the notes;

•	reduce the principal, premium, if any, or any interest rate on the notes;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the Indenture or the currency of payment of principal or interest on the notes;

•	impair the right to institute suit to enforce any payment after the Stated Maturity or redemption date;

•	reduce the percentage of the principal amount of notes required to approve any modification or amendment of the Indenture;

•	reduce the percentage of the principal amount of debt securities required to approve any waiver of compliance with provisions of the Indenture or the notes or waiver of defaults;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

•	amend, change or modify our obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “—Repurchase at Holders’ Option upon a Change of Control,” including, in each case, amending, changing or modifying any definition relating thereto;

•	except as otherwise permitted under the covenant described under the caption “—Merger, Consolidation and Sale of Assets,” consent to the assignment or transfer by us of any of our rights or obligations under the Indenture;

•	modify certain provisions of the Indenture.

We and the Trustee may, without the consent of any Holders of the notes, modify the Indenture with respect to the notes to, among other things:

•	evidence the succession of another Person as obligor under the Indenture and the notes;

•	add to our covenants under the Indenture or add additional Events of Default;

•	change or eliminate any provision of the Indenture, provided that the change or elimination becomes effective only when there is no outstanding note which is entitled to the benefit of that provision;

•	secure the notes pursuant to the requirement described above under “—Certain Covenants—Restrictions on Liens;”

•	establish the form or terms of a series of debt securities; or

•	cure any ambiguity, correct or supplement any provision which may be inconsistent, or make any other provision as to matters or questions under the Indenture, provided that action does not adversely affect the interests of Holders of the notes in any material respect.

The Holders of a majority in principal amount of the notes may, on behalf of the holders of all notes, waive, insofar as that series is concerned, our compliance with specified restrictive covenants in the Indenture, including those described above under “—Certain Covenants.”

The holders of a majority in principal amount of the outstanding notes may, on behalf of the Holders of all notes, waive any past default under the Indenture with respect to the notes. However, they may not waive a default in the payment of principal, premium, if any, or interest on any note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding note.

The Trustee

The Trustee under the Indenture is Deutsche Bank National Trust Company Americas, formerly known as Bankers Trust Company. In the ordinary course of business, we may borrow money from, and maintain other banking relationships with, the Trustee and its affiliates. Deutsche Bank National Trust Company Americas also serves as trustee under other indentures under which our securities are outstanding.

Form, Denomination and Registration

The notes will be issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof. The notes will be evidenced by one or more global securities, which we refer to as global notes. The global notes will be deposited with, or on behalf of, DTC or its nominee. Except as set forth in “—Global Notes and Book Entry System” immediately below, the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Global Notes and Book Entry System

DTC will act as securities depository for the notes. DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended.

DTC has indicated that it would follow the operations and procedures described below for book-entry notes. We have provided these descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by

DTC from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Only participants that have accounts with DTC for the global note or persons that hold interests through these participants may own beneficial interests in book-entry notes. Upon the issuance of a global note, DTC will credit, on its book-entry registration and transfer system, each participant’s account with the principal amount of the book-entry notes represented by the global note that is beneficially owned by that participant. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry notes. Ownership of book-entry notes will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by DTC for the global note (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in book-entry notes.

So long as DTC, or its nominee, is the registered owner of the global note, DTC or its nominee will be considered the sole owner or Holder of the book-entry notes represented by the global note for all purposes under the Indenture. Except as described below, beneficial owners of book-entry notes will not be entitled to have these securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing these securities and will not be considered the owners or Holders of these securities under the Indenture. Accordingly, each person who beneficially owns book-entry notes and desires to exercise rights as a Holder under the Indenture must rely on the procedures of DTC for the global note and, if this person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise such rights. We understand, however, that under existing industry practice, DTC will authorize the persons on whose behalf it holds a global note to exercise certain rights of Holders of notes.

Payments of principal and, if applicable, premium and interest, on book-entry notes will be made to DTC or its nominee, as the case may be, as the registered Holder of the global note. We and our agents and the Trustee and any of its agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that DTC, upon receipt of any payment of principal of, premium, if any, or interest on a global note, will immediately credit participants’ accounts with payments in amounts proportionate to the amounts of book-entry notes held by each participant as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in book-entry notes held through these participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participants.

Certain Definitions

Set forth below are certain defined terms that will be used in the Indenture or notes. Reference is made to the Indenture, as supplemented, for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.

“Board of Directors” means, either our board of directors or our duly authorized executive committee of that board.

“Board Resolution” means a resolution certified by our Secretary or an Assistant Secretary to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day,” as used in this “Description of the Notes” section, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation) substantially as an entirety, in one or a series of related transactions, of the properties or assets of us and our Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”);

(2)	the adoption of a plan relating to our liquidation or dissolution;

(3)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of 40% or more of the voting power of our Voting Stock;

(4)	the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(5)	we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) our Voting Stock outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 40% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Consolidated Net Tangible Assets” means the total of all the assets appearing on the consolidated balance sheet of us and our Subsidiaries less the following:

(1)	current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of original creation thereof but maturing within 12 months from the date of determination;

(2)	reserves for depreciation and other asset valuation reserves;

(3)	intangible assets including, without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset on the balance sheet; and

(4)	appropriate adjustments on account of minority interests of other Persons holding stock in any Subsidiary.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

(1)	was a member of the Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Debt” means all indebtedness for money borrowed.

“Debt Securities” means any Debt (including any Guarantee) issued in the form of a security in connection with a public offering, in a private placement pursuant to Rule 144A, Regulation S or otherwise under the Securities Act or sold on an agency basis by a broker-dealer or one of its affiliates and traded or able to be traded on a public or private basis; provided that Debt Securities shall not mean any industrial revenue bonds.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the Holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the Holder, or required to be redeemed, prior to the date that is one year after the date on which the notes mature.

“Domestic Subsidiary” means any Subsidiary which owns an Operating Property.

“Equity Offering” means any public or private placement of our Capital Stock (other than Disqualified Stock) (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of ours) to any Person other than any Subsidiary.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by our Board of Directors, whose determination, unless otherwise specified below, will be conclusive if evidenced by a Board Resolution. Notwithstanding the foregoing, (1) the Board of

Directors’ determination of Fair Market Value must be evidenced by a Board Resolution attached to an Officers’ Certificate delivered to the Trustee if the Fair Market Value exceeds $25 million and (2) the Board of Directors’ determination of Fair Market Value must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $50 million.

“Funded Debt” means any Debt which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 12 months after the date of the creation of such Debt.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Obligations” means securities of the government which issued the currency in which the notes are denominated or in which interest is payable or of government agencies backed by the full faith and credit of that government.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Debt of another Person.

“Issue Date” means the date of original issuance of the notes under the Indenture.

“Notes Guarantee” means the Guarantee of the notes by a Subsidiary.

“Operating Property” means any manufacturing or processing plant, office facility, retail store, warehouse, distribution center or equipment located within the United States of America or its territories or possessions and owned and operated now or hereafter by us or any Domestic Subsidiary and having a book value on the date as of which the determination is being made of more than 0.65% of Consolidated Net Tangible Assets.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Sale and Lease-back Transaction” means any arrangement with any Person providing for the leasing to us or any Domestic Subsidiary of any Operating Property (except for temporary leases for a term, including any renewal thereof, of not more than 36 months and except for leases between us and a Domestic Subsidiary or between Domestic Subsidiaries), which Operating Property has been or is to be sold or transferred by us or such Domestic Subsidiary to that Person.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act; provided, however, that 5% will be substituted for 10% in each place that it appears in such definition.

“Stated Maturity,” when used with respect to the notes and any payment of principal thereof or interest thereon, means the date specified in such note as the fixed date on which the principal of such note or interest payment is due and payable.

“Subsidiary” means a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries.

“Value” means, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to that Sale and Lease-back Transaction or (2) the fair value in the opinion of our Board of Directors or our President or any of our Vice Presidents of that property at the time of entering into the Sale and Lease-back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease which is part of the Sale and Lease-back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard to any renewal or extension options contained in the lease.

“Voting Stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

On June 1, 2006, we entered into a credit agreement with a group of lenders led by the Royal Bank of Scotland plc, as the administrative agent for the lenders. The facility provided for under the credit agreement consists of a five-year $2 billion secured revolving credit facility, a five-year $750 million secured Term A loan, and a six-year $1.25 billion secured Term B loan. Rates on the senior secured credit facilities carry interest rates of LIBOR plus 0.50 percent to 2.00 percent, with facility fees ranging from 0.10 percent to 0.50 percent, both based on our credit ratings. The rates in effect on September 9, 2006, based on our current credit ratings, are 0.40 percent for the facility fee, LIBOR plus 1.50 percent for the revolving credit facility and Term A loan, and LIBOR plus 1.75 percent for the Term B loan. Mandatory principal payments of the Term A loan of 2.5% per quarter for the first four quarters, or $18.75 million, followed by payments of 3.75% per quarter, or about $28.125 million, are required, with the remaining $253.1 million due five years from the date of the initial borrowing. Mandatory prepayments of the Term B loan of 0.25% per quarter, or about $3.125 million, are required, with the remaining $1.175 billion due six years from the date of the initial borrowing.

As of September 9, 2006, there were no outstanding borrowings under the revolving credit facility, the Term A loan had a remaining principal balance of $750 million, of which $75 million was classified as current, and the Term B loan had a remaining principal balance of $1,247 million, of which $13 million was classified as current. As of that date, we had $346 million outstanding for letters of credit under the revolving credit facility, leaving $1.654 billion in available capacity. We intend to draw on our revolving credit facility along with the net proceeds from this offering of notes to purchase corporate units tendered and accepted by us for purchase in our tender offer for any and all such corporate units. See “Summary—Recent Developments,” “Description of Other Indebtedness—Mandatory Convertible Securities” and “Use of Proceeds.” We also had $68 million of outstanding letters of credit issued under separate agreements with financial institutions.

All obligations under the senior secured credit facilities are guaranteed by each of our material subsidiaries. The obligations are also secured by a pledge of the equity interests in the same material subsidiaries, limited as required by our existing public indentures, such that the debt issued under those indentures need not be equally and ratably secured.

The credit agreement contains covenants customary for agreements of this type, including, but not limited to, limitations on our ability to (i) create additional liens and other encumbrances on our present or future assets, (ii) merge, consolidate, sell or otherwise dispose of all or substantially all of our assets, (iii) sell, lease, transfer or otherwise dispose of, or permit any of our subsidiaries to sell, lease, transfer or otherwise dispose of its assets or grant any option or other right to purchase, lease, or otherwise acquire its assets, (iv) permit any of our subsidiaries to incur additional indebtedness, (v) enter into sale and lease-back transactions, (vi) enter into certain transactions with our affiliates, (vii) change the character of our business or that of our subsidiaries, and (viii) enter into certain restrictive agreements. We are also required to comply with certain financial tests and maintain certain financial ratios, including a minimum interest expense coverage ratio, and a maximum debt leverage ratio. The interest expense coverage ratio shall not be less than 2.10 to 1 for each of the fiscal quarters ending up through December 30, 2006, and moves progressively to a ratio of not less than 2.30 to 1.00 for the fiscal quarters ending after December 31, 2009. The debt leverage ratio shall not exceed 4.50 to 1.00 for each of the fiscal quarters ending up through December 30, 2007, and moves progressively to a ratio not to exceed 3.75 to 1.00 for each of the fiscal quarters ending after December 31, 2009. As of September 9, 2006, we were in compliance with these covenants.

The credit agreement also includes customary representations, warranties, and events of default, including but not limited to events of default relating to non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of covenants, the failure to pay when due principal of or premium or interest on any debt that is outstanding in a principal amount of at least $100,000,000 in the aggregate (excluding debt outstanding under the credit agreement) if the failure to pay continues after the applicable grace period, if any, and bankruptcy and insolvency events.

Liquid Yield Option Notes Due 2031 (Zero Coupon – Senior)

Pursuant to an indenture dated as of November 2, 2001, we issued our Liquid Yield Option Notes due 2031 (Zero Coupon-Senior) (the “LYONs”). Holders of the LYONs may require us to purchase all or a portion of their LYONs on the first day of October 2011 at a purchase price equal to the accreted value of the LYONs, which includes accrued and unpaid interest and equals $409.08 per LYON on October 1, 2011. If this option is exercised, we have the choice of paying the holder in cash, common stock or a combination of the two. On October 2, 2006, $213,457,000 principal amount of LYONs was put to us pursuant to a repurchase right that was exercisable on October 1, 2006 representing 80.4% of the previous outstanding balance, which we satisfied in cash.

We may redeem all or a portion of the LYONs at any time on or after the first day of October 2006, at a purchase price equal to the sum of the issue price plus accrued original issue discount as of the redemption date.

Since the current credit ratings of the LYONs are BB or lower as rated by Standard & Poor’s rating service, and Ba3 or lower as rated by Moody’s rating service, the LYONs are currently convertible into shares of our common stock at the option of the holder. As of September 9, 2006, no holders have elected conversion of the LYONs. Following the put on October 2, 2006, the outstanding LYONS are convertible into approximately 1.5 million shares. The LYONs are classified as current debt based on our ability to call the LYONs for cash.

Medium-Term Notes and Debentures

We have various medium-term notes and debentures outstanding which contain put options that would require us to repay the notes or debentures. Medium-term notes of $30 million due July 2027 contain put options that would require us to repay the notes in July 2007 if the holders of the notes so elect by giving us 60 days’ notice. Medium-term notes of $48 million due April 2028 contain put options, which would require us to repay the notes in April 2008 if the holders of the notes so elect by giving us 60 days’ notice. The $210 million of 7.5% debentures due 2037 contain put options that would require us to repay the notes in 2009 if the holders of the notes so elect by giving us 60 days’ notice. The maturities above do not include potential accelerations due to put options.

The $30 million medium-term notes due July 2027 and the $48 million medium-term notes due April 2028 were both issued under an indenture dated as of May 1, 1992, as supplemented, between Albertsons and Morgan Guaranty Trust Company of New York, as trustee. The $210 million 7.5% debentures due 2037 were issued under a senior indenture dated as of May 1, 1995 between American Stores Company and The First National Bank of Chicago, as trustee. Both of the indentures contain covenants customary for agreements of this type, including, but not limited to, limitations on our ability to (1) create additional liens and other encumbrances on our assets and (2) enter into sale and lease-back transactions.

Mandatory Convertible Security

We assumed 46 million 7.25% Hybrid Income Term Security Units in the form of corporate units in connection with the acquisition. Each corporate unit consists of a purchase contract and, initially, a 2.5% ownership interest in one of our senior notes with a principal amount of $1,000, which corresponds to senior notes with a principal amount of $25. The ownership interest in the senior notes is initially pledged to secure the corporate unit holder’s obligation to purchase our common stock under the related purchase contract. The holders of the corporate units may elect to substitute the senior notes with zero-coupon U.S. treasury securities that mature on May 15, 2007 having a principal amount at maturity equal to the aggregate principal amount of the senior notes to secure the purchase contracts. The senior notes bear an annual interest rate of 3.75 percent.

Additional information regarding the scheduled remarketing of the senior notes, the potential changes to the interest rate and maturity date of the notes as a result of this remarketing, and the use of proceeds from a successful remarketing, is contained in the notes to the consolidated financial statements contained in our Quarterly Report on Form 10-Q for the 12 weeks ended September 9, 2006, incorporated by reference in this prospectus.

The purchase contracts yield 3.5 percent per year on the stated amount of $25. Each purchase contract originally obligated the holder to purchase, and Albertsons to sell, at a purchase price of $25 in cash, shares of the Albertsons common stock on or before May 16, 2007, the purchase contract settlement date. Rather than receiving Albertsons common stock, as a result of the acquisition, the holders will instead receive the acquisition consideration that the Albertsons shareholders received in the acquisition ($20.35 in cash and 0.182 shares of our common stock for every share of Albertsons common stock). Generally, the number of shares each holder of the corporate units is obligated to purchase depends on the average closing price per share of our common stock over a 20-day trading period ending on the third trading day immediately preceding the purchase contract settlement date, subject to antidilution adjustments. Also as a result of the acquisition, the settlement rate was adjusted based on the price of our common stock on the settlement date. Additional information regarding this adjustment are contained in the notes to the consolidated financial statements contained in our Quarterly Report on Form 10-Q for the 12 weeks ended September 9, 2006, incorporated by reference in this prospectus.

Under the terms of the purchase contracts, we would be required to issue a minimum of 7.3 million shares and a maximum of 9.1 million shares of our common stock. If the purchase contracts had been settled at September 9, 2006, we would have received approximately $227 million of net cash and issued approximately 8.3 million shares of our common stock. The holders of the corporate units have the option to settle their obligations under the purchase contracts at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date.

As consideration for assuming the downside market risk without participating in all of the potential appreciation of our common stock, the holders of the corporate units receive a quarterly purchase contract adjustment payment equal to 3.5 percent per annum of the value of the corporate units. As of August 31, 2006, the liability for the purchase contract adjustment payments was approximately $29 million, which represents the present value of the remaining purchase contract adjustment payments. As contract adjustment payments are made, this liability will be reduced, with a portion of the payments recognized as interest expense. Upon settlement of each purchase contract, we will receive the stated amount of $25 on the purchase contract and will issue the requisite amount of acquisition consideration. The net amount of cash received will be recorded as an increase to stockholders’ equity.

Upon settlement of the purchase contracts, we will receive $1.15 billion and will issue the requisite amount of acquisition consideration. Thereafter, the shares of common stock issued will be included in the calculation of basic earnings per share and we also will have an obligation to pay the principal amount of the senior notes of $1.15 billion at the scheduled remarketing date in February 2009 or at a later date if the maturity date is extended in connection with the remarketing of the senior notes under the terms of the corporate units.

If the senior notes are not successfully remarketed, we will not receive cash from the holders of the corporate units. Rather, the holders may elect to put the senior notes to us on or before May 16, 2007, the purchase contract settlement date, to satisfy their obligations under the purchase contracts, and we will issue the requisite amount of acquisition consideration. Thereafter, the shares of common stock issued will be included in the calculation of basic earnings per share.

Subsequent to consummation of the acquisition, the holders of the corporate units had an option to early settle their purchase contract obligations at the settlement rate then in effect under the provisions of the corporate units. In connection with the acquisition, 29,200 purchase contracts were settled early. As a result, we received $148,108 of net cash and issued 5,171 shares of our common stock.

On October 23, 2006 we commenced an offer to purchase for cash all outstanding 7.25% Hybrid Income Term Security Units in the form of corporate units of our wholly owned subsidiary, New Albertsons. If all outstanding units are validly tendered, not validly withdrawn and accepted by us for purchase, we will pay an aggregate of approximately $1.16 billion in cash to tendering holders. We intend to fund our purchase of the corporate units from the net proceeds of this offering and from borrowings under our senior secured credit facilities. The offer to purchase corporate units is scheduled to expire on November 20, 2006 and is conditioned, among other things, upon the issuance, on or prior to the expiration date of the offer, of a minimum of $500 million aggregate principal amount of notes through this offering. We cannot assure you that the offer to purchase corporate units will be consummated in accordance with its terms, or at all, or that a significant number of corporate units will be retired pursuant to the offer. This offering is not conditioned upon the successful consummation of the offer to purchase corporate units.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of the notes. This discussion applies only to initial purchasers who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who purchase the notes at their “issue price” (generally, the first price at which notes are issued to the public) pursuant to this offering.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions or insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. We encourage partners of partnerships holding notes to consult their tax advisors. In addition, this discussion does not address any state, local or foreign income or other tax consequences.

This discussion is based on U.S. federal income tax law, including the provisions of the Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this document. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of the notes as described in this discussion.

We encourage you to consult your own tax advisor regarding the particular U.S. federal, state, local and foreign income and other tax consequences of purchasing, owning and disposing of the notes that may be applicable to you.

U.S. Holders

The following summary applies to you if you are a U.S. holder. You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of notes that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income, or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payment of Interest. Generally, interest on the notes will be taxable as ordinary interest income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of Notes. When you sell or otherwise dispose of a note in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between your adjusted tax basis in the note and the amount realized on the sale or other disposition (which does not include for this purpose any amount attributable to accrued interest, which will be taxed as ordinary interest income as described under “— U.S. Holders — Payments of Interest”).

Gain or loss realized on the sale or other disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Long-term capital gains recognized by certain non-corporate holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service (“IRS”). In general, “backup withholding” (currently at a rate of 28%) may apply to any payments made to you of interest on your notes, and to payment of the proceeds of a sale or other disposition of your notes before maturity, if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is timely provided to the IRS.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder. You generally are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner (other than a partnership) of notes that is not a U.S. holder, as described above.

Taxation of Interest. Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments of interest on the notes under the “portfolio interest” exemption of the Code, provided that:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our shares;

•	you are not a controlled foreign corporation that is related to us within the meaning of the Code; and

•	the U.S. payor does not have actual knowledge or reason to know that you are a U.S. person and either (1) you certify to the applicable payor or its agent, under penalties of perjury, that you are not a U.S. holder and provide your name and address on IRS Form W-8BEN (or a suitable substitute form) or (2) if you hold your notes through certain intermediaries, you and the intermediaries satisfy the certification requirements of applicable Treasury regulations.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide a properly executed IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under the benefit of a U.S. income tax treaty, or you provide a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

Gain on Disposition of Notes. You generally will not be subject to U.S. federal income and withholding tax on gain realized on the sale, exchange, redemption or other taxable disposition of a note unless:

•	you are an individual present in the United States for 183 days or more in the year of such sale, exchange, redemption or other taxable disposition and certain other conditions are present, or

•	the gain is effectively connected with your conduct of a U.S. trade or business, or, if a U.S. income tax treaty applies, is generally attributable to a U.S. “permanent establishment” you maintain. Please read “— Non-U.S. Holders — Income Effectively Connected with a U.S. Trade or Business.”

Income Effectively Connected with a U.S. Trade or Business. If you are engaged in a trade or business in the United States and the interest, gain or other income in respect of your notes is effectively connected with the conduct of your trade or business, or, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net income basis on such interest, gain or income. In this case, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed under the caption “— Non-U.S. Holders — Taxation of Interest,” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to the payor on or before any payment date.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Information Reporting and Backup Withholding. Payments made to you of interest on the notes and amounts, if any, withheld from such payments will be reported to the IRS and to you. U.S. backup withholding tax generally will not apply to payments of interest and principal on the notes if you have provided the required certification that you are a non-U.S. holder as described in “— Non-U.S. Holders — Taxation of Interest” above or otherwise established an exemption, provided that the payor does not have actual knowledge or reason to know that you are a U.S. holder or that the conditions of any other exemptions are not in fact satisfied.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. Payments of the proceeds of a sale of your notes effected through a U.S. office of a broker will be subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person and other specific conditions are met or you otherwise establish an exemption. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not necessarily backup withholding, may apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

•	is a United States person as defined in the Code;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and specific other conditions are met or you otherwise establish an exemption.

We encourage you to consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

UNDERWRITING

We intend to offer the notes through the underwriters listed in the table below. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, Banc of America Securities LLC, or Banc of America and Credit Suisse Securities (USA) LLC, or Credit Suisse, are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the principal amount of notes listed opposite their names in the table below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$170,000,000
Banc of America Securities LLC	140,000,000
Credit Suisse Securities (USA) LLC	140,000,000
Citigroup Global Markets Inc.	45,000,000
The Williams Capital Group, L.P.	5,000,000

Total	$500,000,000

The underwriters have agreed to purchase all of the notes being sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

The expenses of the offering, not including the underwriters’ discount, are estimated to be $700,000 and are payable by us.

No Sale of Similar Securities

We have agreed, with exceptions, not to sell or transfer any debt securities for 60 days after the date of the prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any debt securities;

•	sell any option or contract to purchase any debt securities;

•	purchase any option or contract to sell any debt securities;

•	grant any option, right or warrant for the sale of any debt securities;

•	file a registration statement for any debt securities; or,

•	lend or otherwise dispose of any debt securities.

This lock-up provision applies to debt securities with a term exceeding one year which are similar to the notes or any securities convertible into or exercisable or exchangeable for such debt securities.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public trading market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

We expect that the delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the 5th business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are generally required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the notes on the date of pricing or on the next two succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of this prospectus or the next two succeeding business days should consult their own advisors.

NASD Regulations

Certain of the underwriters or their affiliates hold positions in our 7.25% Hybrid Income Term Security Units. If the underwriters or their affiliates tender their corporate units in the tender offer, which is described in “Summary—Recent Developments” and “Use of Proceeds,” more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by the underwriters, which are members of the National Association of Securities Dealers, Inc. (“NASD”), or their affiliates. Consequently, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the yield on the notes can be no lower than that recommended by a “qualified independent underwriter,” as defined by the NASD, which has participated in the preparation of the prospectus and performed its usual standard of due diligence with respect to that prospectus. Merrill Lynch has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. We have agreed to indemnify Merrill Lynch against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions include, without limitation, bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters, Merrill Lynch, Banc of America, Credit Suisse, Citigroup Global Markets Inc., the Williams Capital Group, L.P. and their affiliates from time to time have provided and currently provide investment banking and financial advisory services for us in the ordinary course of business for which they have received or will receive customary fees and commissions. The underwriters or their affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services, for which they would receive customary fees or other payments. Bank of America N.A., an affiliate of Banc of America, is a lender and acts as co-syndication agent under our $4 billion senior secured credit facilities that were entered into in June 2006, and affiliates of Merrill Lynch, Credit Suisse and Citigroup Global Markets Inc. are also lenders under the facilities.

Merrill Lynch, Banc of America, and Credit Suisse are acting as dealer managers in connection with our tender offer for the corporate units as described in “Summary—Recent Developments” and “Use of Proceeds.” Certain of the underwriters or their affiliates hold positions in the corporate units and may tender the corporate units in the tender offer.

WHERE YOU CAN FIND MORE INFORMATION

We have filed this prospectus with the SEC as part of a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed below or from the SEC’s web site.

We are currently subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference facilities and their copy charges. These materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. These reports and other information concerning us may also be inspected at the office of the NYSE located at 20 Broad Street, New York, NY 10005. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-3000.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates by reference some of the reports, proxy statements and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. The information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold:

•	our Annual Report on Form 10-K for the fiscal year ended February 25, 2006;

•	our Quarterly Reports on Form 10-Q for the quarterly period (16 weeks) ended June 17, 2006 and for the quarterly period (12 weeks) ended September 9, 2006; and

•	our Current Reports on Form 8-K filed on March 14, 2006, April 17, 2006, June 7, 2006 (as amended by Amendment No. 1 on Form 8-K/A filed on August 17, 2006 and by Amendment No. 2 on Form 8-K/A filed on October 16, 2006), July 6, 2006, August 15, 2006, August 15, 2006, September 20, 2006, September 27, 2006 and October 13, 2006.

Any statement made in a document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes such statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference into this prospectus, modifies or supersedes such statement.

You may request a free copy of any and all of the information incorporated by reference herein that we file with the SEC by written or oral request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota 55344, Attention: Investor Relations, telephone (952) 828-4000. You may also access our reports and documents via the Internet at http://www.supervalu.com. Information on our web site does not form a part of this prospectus.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Dorsey & Whitney LLP. The underwriters in this offering are being represented by Shearman & Sterling LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements and the related financial statement schedule of SUPERVALU INC. as of February 25, 2006 and February 26, 2005 and for each of the fiscal years in the three-year period ended February 25, 2006 appearing in SUPERVALU INC.’s Annual Report on Form 10-K for the fiscal year ended February 25, 2006 and management’s report on the effectiveness of internal control over financial reporting as of February 25, 2006 included therein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of the said firm as experts in accounting and auditing.

The consolidated financial statements of Albertson’s, Inc. as of February 2, 2006 and February 3, 2005 and for each of the fiscal years in the three-year period ended February 2, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of February 2, 2006 incorporated in this prospectus by reference from the Albertson’s, Inc. Annual Report on Form 10-K for the year ended February 2, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$500,000,000

7.50% Senior Notes due 2014

PROSPECTUS

Merrill Lynch & Co.

Banc of America Securities LLC

Credit Suisse

Citigroup

The Williams Capital Group, L.P.

October 24, 2006